CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2012 FINANCIAL RESULTS AND REITERATES ITS COMMITMENT TO ITS $0.93 PER UNIT ANNUAL DISTRIBUTION GUIDANCE.

ATHENS, Greece, May 2, 2012 -- Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, today released its financial results for the first quarter ended March 31, 2012.

The Partnership’s net income for the quarter ended March 31, 2012, was $3.2 million, or $0.05 per limited partnership unit, which is $0.03 higher than the $0.02 per unit from the previous quarter ended December 31, 2011, and $0.01 lower than the $0.06 per unit in the first quarter of 2011. The Partnership’s higher net income from the previous quarter was a result of the increased operating income derived from the time charter employment for certain of our crude vessels that were acquired as part of the acquisition of Crude Carriers Corp. (“Crude Carriers”), which was completed on September 30, 2011.

Operating surplus for the quarter ended March 31, 2012, was $17.5 million, which is $1.7 million higher than the $15.8 million from the fourth quarter of 2011 and $8.4 million higher than the $9.1 million from the first quarter of 2011. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please refer to the attached Appendix A, for a reconciliation of this non-GAAP measure to net income.)

Revenues for the first quarter of 2012 were $39.8 million, compared to $27.7 million in the first quarter of 2011. The Partnership’s revenues reflect mainly the increased fleet size following the acquisition of Crude Carriers.

Total expenses for the first quarter of 2012 were $28.6 million compared to $17.2 million in the first quarter of 2011, primarily due to the higher operating expenses as a result of the higher number of vessels in the fleet following the acquisition of Crude Carriers mentioned above. The operating expenses for the first quarter of 2012 amounted to $12.1 million, including a $7.3 million charge by a subsidiary of our Sponsor, Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”), for the commercial and technical management of our fleet under the terms of our management agreements, compared to $7.0 million in the first quarter of 2011. The operating expenses for the first quarter of 2012 also consist of

$12.2 million in depreciation compared to $8.1 million in the first quarter of 2011, and a $1.0 million gain related to the sale of the M/T Attikos to unrelated third parties. General and administrative expenses for the first quarter of 2012 amounted to $2.3 million, which include a $1.0 million non-cash charge related to the Partnership’s Omnibus Incentive Compensation Plan.

Total other expense, net for the first quarter of 2012 amounted to $8.0 million compared to $8.1 million for the first quarter of 2011. Total other expense, net for the first quarter of 2012 reflected a $0.6 million gain on the Partnership’s interest rate swap agreements as a result of the change in the fair value of certain of these agreements.

As of March 31, 2012, the Partnership’s total debt had decreased by $10.0 million to $623.6 million, compared to long-term debt of $633.6 million as of December 31, 2011. The Partners’ capital stood at $509.3 million as of March 31, 2012, which is $8.0 million lower than the Partners’ capital as of December 31, 2011.

Fleet Developments and Sale of M/T Attikos and M/T Aristofanis

On March 22, 2012, the Partnership announced that the M/T Miltiadis M II (162,397 dwt built 2006 by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea) was fixed at a gross daily charter rate of $18,250 to Capital Maritime for 12 months (+/- 30 days). The charter commenced in March 2012.
The Conflicts Committee of the Partnership unanimously approved the charter.

On the same day, the Partnership announced that the M/T Amore Mio II (159,982 dwt, built 2001 by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea) was chartered to BP Singapore Pte Ltd. (BP Singapore) for a minimum charter term of one year (+/- 30 days) and a maximum charter term of up to 2 years (+/- 30 days) commencing on March 5, 2012. The vessel had been under charter with Capital Maritime as of December 2011 for 11-14 months at a net daily charter rate of $18,022. The vessel’s actual earnings under the new charter are $18,325 net per day until December 2012, as the new net daily charter rate includes compensation that Capital Maritime will pay to the Partnership for the vessel’s early redelivery in accordance with the terms of the charter party agreement with Capital Maritime. BP Singapore has the option to extend the charter for a second year.

Following the commencement of the above charters, all crude vessels acquired as a result of the acquisition of Crude Carriers have secured period employment and the Partnership’s charter coverage of total fleet days is estimated at 83% for the remainder of 2012.

The Partnership announced on March 22 and April 4, 2012, respectively, that it had sold the M/T Attikos (12,000 dwt, built 2005, Baima Shipyard, PRC) and the M/T Aristofanis (12,000 dwt, built 2005, Baima Shipyard, PRC) to unrelated third parties and each transaction resulted to a gain for the Partnership. The proceeds from each sale were used to repay bank debt.

Market Commentary

Overall, product tanker average spot earnings for the first quarter of 2012 softened slightly when compared to the fourth quarter of 2011, as a weaker spot market east of Suez and above average temperatures in the Northern hemisphere translated into softer demand for product tankers.

Despite softer spot earnings, the period charter market remained robust with increased activity for both shorter and longer term employment with a number of traders and operators seeking longer term charter coverage. As a result, the number of period charter fixtures in the first quarter of 2012 for employment longer than six months for Medium Range (MR), and handy product tankers increased by approximately 90% and were at generally higher rates when compared to the fourth quarter of 2011.

On the supply side, the product tanker order book experienced substantial slippage during 2011, as approximately 56% of the expected MR and handy size tanker new buildings were not delivered on schedule. Slippage as of the end of March 2012 has been on the increase with an estimated 73% of the expected deliveries not taking place. As a result, analysts expect that net fleet growth for product tankers for 2012 will be below 2%, while demand for product tankers for the year is estimated to grow by 3.4%. We believe the current low product tanker order book going forward is amongst the lowest in the shipping industry and together with the attractive demand fundamentals should positively affect spot and period charter rates going forward.

The VLCC and Suezmax tanker spot charter markets saw marked improvement in average earnings, as they experienced the highest average since the second and fourth quarters of 2010, respectively. Demand for VLCCs, and to a lesser extent for Suezmaxes, increased due to tighter sanctions on Iranian crude, increased oil imports out of the Middle Eastern Gulf to the US and increased Chinese crude oil import demand which reached historical highs. These factors contributed to the absorption of most of the excess crude tanker vessel supply and led to substantially higher spot rates compared to the fourth quarter of 2011.

The crude tanker long term period market saw more activity when compared to the second half of 2011, as the improving spot market encouraged certain oil majors and traders to take vessels on period at slightly higher rates. However, overall period rates remain close to historically low levels and the longer term period market remains illiquid as charterers remain reluctant to fix for longer than 12 months.

The crude tanker order book experienced substantial slippage during 2011, as approximately 31% of the expected crude tanker newbuilding deliveries for the year have not materialized. Slippage as of the end of March 2012 has been on the increase with an estimated 42% of the expected deliveries not taking place. Industry analysts expect the crude tanker order book slippage and cancellations to increase going forward due to the historically weak spot market, the soft shipping finance environment and downward pressure on asset values. Demand fundamentals for crude tankers remain solid as crude tanker deadweight demand is expected to grow in full year 2012 by 2.0%.

Quarterly Cash Distribution

On April 24, 2012, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per unit for the first quarter of 2012, in line with management’s annual guidance. The first quarter 2012 distribution will be paid on May 16, 2012 to unit holders of record on May 8, 2012.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“During the first quarter, we continued to enjoy a solid environment for the period charter market in product tankers, which is the focus of our commercial activity.  We are pleased to have completely eliminated the Partnership’s current exposure to the crude tanker spot charter market by fixing the remaining crude tanker on a one year time charter to our Sponsor, Capital Maritime. During the first quarter we have started to experience the benefit of increased revenues and cash flow stability from the crude tanker period charters we have previously announced, and we expect to see their full impact from the second quarter of 2012 onwards. Following the commencement of all the above charters, the Partnership’s charter coverage of total fleet days is estimated at 83% for 2012.

In March and April 2012, we also announced the sale of our two smaller tankers to unrelated third parties, in line with our decision at the time of the acquisition of Crude Carriers to focus on the larger MR product and crude tankers.”

Mr. Lazaridis continued: “The improved supply demand balance in the product tanker market, due to the expected low number of newbuilding product tanker deliveries in 2012 and robust tonne-mile demand, as well as the healthy number of period fixtures observed, make us increasingly optimistic about the medium term outlook of our cash flows.”

“Given all of the above, we take this opportunity to reiterate our commitment to our annual distribution guidance of $0.93 per unit.”

Conference Call and Webcast

Today, May 2, 2012 at 11:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), 0871 700-0345 (from the UK) or +(44) 1452 555 566 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 9, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(845) 245-5205; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 76757139#

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding the current and future employment of our vessels, redelivery dates and charter rates, expected fleet coverage for 2012, newbuilding deliveries and slippage as well as market and rate expectations as well as expectations regarding our cash flow outlook, quarterly distribution and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 25 vessels, including two VLCCs (Very Large Crude Carriers), four suezmax crude oil tankers, 18 modern MR tankers and one capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period
	ended March 31,
	2012	2011

Revenues	$23,659	$21,425
Revenues — related party	16,180	6,229
Total Revenues	39,839	27,654
Operating expenses/(income):
Voyage expenses	2,822	735
Voyage expenses – related party	140	-
Vessel operating expenses — related party	7,290	7,048
Vessel operating expenses	4,791	-
General and administrative expenses	2,288	1,292
Gain on sale of vessel to third parties	(956)	-
Depreciation	12,195	8,117
Operating income	11,269	10,462
Other income (expense), net:
Gain on interest rate swap agreement	640	-
Interest expense and finance cost	(8,829)	(8,225)
Interest and other income	145	156
Total other expense, net	(8,044)	(8,069)
Partnership’s net income	$3,225	$2,393
General Partner’s interest in Partnership’s net income	$65	$48
Limited Partners’ interest in Partnership’s net income	$3,160	$2,345
Net income per:
• Common units (basic and diluted)	0.05	0.06
Weighted-average units outstanding:
• Common units (basic and diluted)	68,185,404	37,150,983

Comprehensive income:
Partnership’s net income	$3,225	$2,393
Other Comprehensive income:
Unrealized gain on derivative instruments	4,172	4,847
Total comprehensive income:	$7,397	$7,240

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars, except number of units and earnings per unit)

	As of March 31, 2012	As of December 31, 2011
Assets
Current assets
Cash and cash equivalents	$56,804	$53,370
Trade accounts receivable	4,555	3,415
Prepayments and other assets	1,106	1,496
Inventories	1,616	4,010
Total current assets	64,081	62,291
Fixed assets
Vessels, net	1,052,926	1,073,986
Total fixed assets	1,052,926	1,073,986
Other non-current assets
Above market acquired charters	49,169	51,124
Deferred charges, net	2,013	2,138
Restricted cash	6,500	6,750
Total non-current assets	1,110,608	1,133,998
Total assets	$1,174,689	$1,196,289
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$26,737	$18,325
Trade accounts payable	10,309	8,460
Due to related parties	10,351	10,572
Derivative instruments	7,865	8,255
Accrued liabilities	1,922	2,286
Deferred revenue	7,829	7,739
Total current liabilities	65,013	55,637
Long-term liabilities
Long-term debt	596,843	615,255
Deferred revenue	3,541	3,649
Derivative instruments	-	4,422
Total long-term liabilities	600,384	623,326
Total liabilities	665,397	678,963
Partners’ capital	509,292	517,326
Total liabilities and partners’ capital	$1,174,689	$1,196,289

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
 (In thousands of United States Dollars)

	For the three-month period ended March 31,
	2012	2011
Cash flows from operating activities:
Net income	$3,225	$2,393
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	12,195	8,117
Amortization of deferred charges	158	145
Gain on interest rate swap agreements	(640)	-
Gain on sale of vessel to third parties	(956)	-
Amortization of above market acquired charters	1,955	612
Equity compensation expense	1,027	603
Changes in operating assets and liabilities:
Trade accounts receivable	(1,140)	(358)
Due from related parties	-	(3)
Prepayments and other assets	390	(746)
Inventory	2,394	(102)
Trade accounts payable	1,849	222
Due to related parties	(202)	1,328
Accrued liabilities	(364)	(37)
Deferred revenue	(18)	(925)
Net cash provided by operating activities	19,873	11,249
Cash flows from investing activities:
Vessel acquisitions and improvements	(19)	-
Reduction of restricted cash	250	-
Net proceeds from sale of vessel to third parties	9,821	-
Net cash provided by investing activities	10,052	-
Cash flows from financing activities:
Payments of long-term debt	(10,000)	-
Deferred expenses	(33)	(100)
Distributions paid	(16,458)	(9,002)
Net cash used in financing activities	(26,491)	(9,102)
Net increase in cash and cash equivalents	3,434	2,147
Cash and cash equivalents at beginning of period	53,370	32,471
Cash and cash equivalents at end of period	$56,804	$34,618
Supplemental cash flow information
Cash paid for interest	$8,548	$7,863

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, deferred revenue..  In prior periods the Partnership designated a separate reserve in its calculation of Operating Surplus for “Replacement Capital Expenditures.”  The intent of this reserve is to invest, rather than distribute, an amount of cash flow each quarter so that the Partnership will be able to replace vessels in its fleet as those vessels reach the end of their useful lives.  Based on current estimates of future vessel replacement costs, prior levels of Replacement Capital Expenditure reserves and investment returns from previous Replacement Capital Expenditure reserves, the Board of Directors has determined not to reserve additional Replacement Capital Expenditures for the first quarter.  The Board of Directors will continue to review its Replacement Capital Expenditure requirements on a quarterly basis.  Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-month period ended March 31, 2012.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended March 31, 2012
Net income	$ 3,225
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12,740
Deferred revenue	2,460
Gain on sale of vessel	(956)
OPERATING SURPLUS	17,469
Recommended reserves	(1,011)
AVAILABLE CASH	$ 16,458